SUB-ITEM 77K: Changes in registrant's certifying accountant.


Effective August 7, 1997, the Registrant's Board of Trustees selected the accounting firm of Briggs, Bunting & Dougherty, LLP to serve as the Registrant's independent certified public accountants for the fiscal year ended December 31, 1997 subject to the resignation of Tait, Weller & Baker accordance with Section 32(a)(2) of the Investment Company Act of 1940.
Tait, Weller & Baker resigned as the Registrant's independent certified public accountants on September 12, 1997. Tait, Weller & Baker had served as the Registrant's independent certified public accountants for the Registrant's initial fiscal year ended December 31, 1996. Tait, Weller & Baker's report on the financial statements of the Registrant for the fiscal year ended December 31, 1996 did not contain an adverse opinion or disclaimer of opinion or was not qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements with Tait, Weller & Baker on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure during the fiscal year ended December 31, 1996 or for the interim period from January 1, 1997 through the date of their resignation.

The Registrant represents that it had not consulted with Briggs, Bunting & Dougherty, LLP at any time prior to their engagement with respect to the application of accounting principles to a specified transaction, either completed or proposed; or to the type of audit opinion that might be rendered on the Registrant's financial statements.